Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY
Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

23rd August 2019

Appendix 4E: Preliminary Final Report of Mission NewEnergy Limited and Full Year Financial Statements for the year ended 30 June 2019
ABN 63 117 065 719

This Preliminary Final report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.3A

Current Reporting Period:
Year ended 30 June 2019

Previous Corresponding Period:
Year ended 30 June 2018

Results for announcement to the market

For the year ended 30 June 2019

Revenue and Net Profit		Percentage change		Amount $

Revenue from ordinary activities	No change	0%	to	-

EBITDA	Up	106%	to	11,907

Profit from ordinary activities after tax attributable to members	Up	106%	to	11,907

Net profit attributable to members	Up	106%	to	11,907

Net tangible asset per security
	2019 $ per share	2018 $ per share
Net tangible asset per security	0.0002	(0.0001)

Earnings per share
	2019 $ per share	2018 $ per share
Basic earnings/(loss) per share (EPS)	0.0003	(0.005)
Diluted earnings/(loss) per share (EPS)
The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:
2019 $		2018 $
Earnings	11,907	(202,114)

2019 Number		2019 Number
Weighted Average number of ordinary shares	40,870,275	40,870,275

Dividends (Distributions)
The company did not declare a dividend during the financial period and has not declared a dividend since the end of the financial period.
	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil
Record date for determining entitlements to the dividend	N/A	N/A

Commentary on results and other significant information
The Directors’ Report accompanying this Preliminary Final Report contains a review of operations and commentary on the results for the year ended 30 June 2019.

Audit details
The accompanying financials statements have bene audited.